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                             September 23, 2022

       Kevin Green
       Vice President, Finance and Chief Financial Officer
       Cerus Corporation
       1220 Concord Avenue, Suite 600
       Concord, CA 94520

                                                        Re: Cerus Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 8-K filed
August 4, 2022
                                                            File No. 000-21937

       Dear Mr. Green:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 4, 2022

       Exhibits

   1. We note that you are adjusting your non-GAAP measure, Adjusted EBITDA, for non-
                                                        operating expenses,
government contract revenue, and for direct expenses related to work supporting government
contracts, which are reimbursed and reflected under government contract revenue in the
condensed consolidated statement of operations. Please tell us why you believe the
adjustment for government contract revenue and for direct expenses related to working
government contracts is consistent with the guidance in Question
                                                        100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations,
                                                        given that these items
appear to be normal and recurring. Please also explain to us in more detail the nature
of the non-operating expenses that are being in adjusted for in your measure.
 Kevin Green
Cerus Corporation
September 23, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 with any questions.



FirstName LastNameKevin Green                             Sincerely,
Comapany NameCerus Corporation
                                                          Division of
Corporation Finance
September 23, 2022 Page 2                                 Office of Life
Sciences
FirstName LastName